Exhibit 21.1
SUBSIDIARIES OF ARISTA NETWORKS, INC.

Name of Subsidiary	Jurisdiction of Incorporation
Arista Networks Australia Pty Ltd.	Australia
Arista Networks Austria GmBH	Austria
Arista Networks Canada Ltd.	Canada
Arista Networks ULC	Canada
Arista Technology Limited	Cayman Islands
Arista Networks (Shanghai) Co. Ltd.	China
Arista Networks Cyprus Ltd.	Cyprus
Arista Networks EURL	France
Arista Networks GmBH	Germany
Arista Networks Hong Kong Ltd.	Hong Kong
Arista Networks India Pvt. Ltd.	India
Arista Networks Limited	Ireland
Arista Networks International Limited	Ireland
Arista Networks Israel Ltd.	Israel
Arista Networks Japan Ltd. GK	Japan
Arista Networks Korea, LLC	Korea
Arista Networks Malaysia, Sdn. Bhd.	Malaysia
Arista Networks Mexico S. de R.L. de C.V.	Mexico
Arista Networks Middle East DMCC	United Arab Emirates
Arista Networks B.V.	Netherlands
Arista Networks Singapore Pvt. Ltd.	Singapore
Arista Networks Sweden AB	Sweden
Arista Networks Taiwan Limited	Taiwan
Arista Networks UK Ltd.	United Kingdom